Exhibit 99.1

Interim Consolidated Financial Statements

July 31, 2025

(Unaudited)

VERSABANK

Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)
	July 31	October 31	July 31
As at	2025	2024	2024

Assets

Cash	$460,312	$225,254	$247,983
Securities (note 4)	160,136	299,300	153,026
Credit assets, net of allowance for credit losses (note 5)	4,778,316	4,236,116	4,049,449
Property and equipment	24,104	23,885	24,239
Goodwill	12,301	12,301	5,754
Intangible assets	10,838	12,054	2,495
Other assets (note 6)	31,482	29,574	33,490

	$5,477,489	$4,838,484	$4,516,436

Liabilities and Shareholders' Equity

Deposits	$4,627,410	$4,144,673	$3,821,185
Subordinated notes payable (note 7)	102,148	102,503	101,641
Other liabilities (note 8)	219,789	192,105	184,625
	4,949,347	4,439,281	4,107,451

Shareholders' equity:
Share capital (note 9)	326,040	215,610	228,471
Contributed surplus	2,540	2,485	2,789
Retained earnings	200,409	181,238	177,584
Accumulated other comprehensive income (loss)	(847)	(130)	141
	528,142	399,203	408,985

	$5,477,489	$4,838,484	$4,516,436

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Income and Comprehensive Income

(Unaudited)

(thousands of Canadian dollars, except per share amounts)
	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
	2025	2024	2025	2024

Interest income:
Credit assets	$68,814	$66,614	$201,671	$197,786
Other	5,173	5,032	16,538	14,395
	73,987	71,646	218,209	212,181

Interest expense:
Deposits and other	42,856	45,357	130,537	130,097
Subordinated notes	1,352	1,345	4,137	4,330
	44,208	46,702	134,674	134,427

Net interest income	29,779	24,944	83,535	77,754

Non-interest income	1,804	2,052	6,014	6,594
Total revenue	31,583	26,996	89,549	84,348

Provision for (recovery of) credit losses (note 5)	1,181	(1)	3,094	(112)
	30,402	26,997	86,455	84,460

Non-interest expenses:
Salaries and benefits	10,099	7,507	27,868	21,454
General and administrative	9,717	4,833	21,926	12,723
Premises and equipment	1,833	1,194	5,070	3,566
	21,649	13,534	54,864	37,743

Income before income taxes	8,753	13,463	31,591	46,717

Income tax provision (note 10)	2,171	3,758	8,337	12,485

Net income	$6,582	$9,705	$23,254	$34,232

Other comprehensive income (loss):
Items that may subsequently be reclassified to net income: Foreign exchange gain (loss) on translation of foreign operations	(530)	2	(717)	10

Comprehensive income	$6,052	$9,707	$22,537	$34,242

Basic and diluted income per common share (note 11)	$0.20	$0.36	$0.74	$1.29

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(thousands of Canadian dollars)
	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
	2025	2024	2025	2024

Common shares (note 9):

Balance, beginning of the period	$329,799	$214,824	$215,610	$214,824
Purchased and cancelled during the period	(3,759)	-	(3,759)	-
Issued during the period	-	-	114,879	-
Share issue cost adjustment	-	-	(690)	-

Balance, end of the period	$326,040	$214,824	$326,040	$214,824

Preferred shares (note 9):

Series 1 preferred shares

Balance, beginning and end of the period	$-	$13,647	$-	$13,647

Total share capital	$326,040	$228,471	$326,040	$228,471

Contributed surplus:

Balance, beginning of the period	$2,540	$2,717	$2,485	$2,513
Stock-based compensation (note 9)	-	72	55	276

Balance, end of the period	$2,540	$2,789	$2,540	$2,789

Retained earnings:

Balance, beginning of the period	$196,284	$168,776	$181,238	$146,043
Adjustment for purchased and cancelled common shares	(1,650)	-	(1,650)	-
Net income	6,582	9,705	23,254	34,232
Dividends paid on common and preferred shares	(807)	(897)	(2,433)	(2,691)

Balance, end of the period	$200,409	$177,584	$200,409	$177,584

Accumulated other comprehensive income:

Balance, beginning of the period	$(317)	$139	$(130)	$131
Other comprehensive income (loss)	(530)	2	(717)	10

Balance, end of the period	$(847)	$141	$(847)	$141

Total shareholders' equity	$528,142	$408,985	$528,142	$408,985

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Cash Flows

(Unaudited)

(thousands of Canadian dollars)
	for the nine months ended
	July 31	July 31
	2025	2024

Cash provided by (used in):

Operations:
Net income	$23,254	$34,232
Adjustments to determine net cash flows:
Items not involving cash:
Provision for (recovery of) credit losses	3,094	(112)
Stock-based compensation	75	276
Income tax provision	8,337	12,485
Interest income	(218,209)	(212,181)
Interest expense	134,674	134,427
Amortization	2,199	1,792
Accretion of discount on securities	(448)	(95)
Foreign exchange rate change on assets and liabilities	2,277	(8,272)
Interest received	217,524	207,137
Interest paid	(145,424)	(129,261)
Income taxes paid	(9,886)	(15,568)
Change in operating assets and liabilities:
Credit assets	(542,286)	(193,956)
Deposits	493,670	282,909
Change in other assets and liabilities	26,222	5,609
	(4,927)	119,422
Investing:
Foreign exchange forward settlement	3,451	-
Sale of securities	132,539	14,130
Purchase of property and equipment	(664)	(18,681)
	135,326	(4,551)
Financing:
Issuance of common shares, net of issue costs	114,189	-
Purchase and cancellation of common shares	(5,409)	-
Redemption of subordinated notes payable	-	(5,000)
Dividends paid	(2,433)	(2,691)
Repayment of lease obligations	(169)	(541)
	106,178	(8,232)

Change in cash	236,577	106,639

Effect of exchange rate changes on cash	(1,519)	9,102

Cash, beginning of the period	225,254	132,242

Cash, end of the period	$460,312	$247,983

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & nine month periods ended July 31, 2025, and 2024

1.	Reporting entity:

In Canada, VersaBank (the “Bank”) operates as a Schedule I bank under the Bank Act (Canada) and is regulated by the Office of the Superintendent of Financial Institutions Canada (“OSFI”). Following its acquisition of Stearns Bank Holdingford N.A. and renaming it VersaBank USA N.A. (“VersaBank USA”), on August 30, 2024, in the United States, the Bank, through its wholly owned subsidiary, VersaBank USA, holds a national Office of the Comptroller of the Currency (“OCC”) charter and is regulated by the OCC. The Bank, whose shares trade on the Toronto Stock Exchange and Nasdaq, provides primarily commercial lending and banking services to select niche markets in Canada and the United States, as well as cybersecurity services through the operations of its wholly owned subsidiary DRT Cyber Inc., (“DRTC”). The Bank is incorporated and domiciled in Canada, and maintains its registered office at Suite 2002, 140 Fullarton Street, London, Ontario, Canada, N6A 5P2.

2.	Basis of preparation:

a) Statement of compliance:

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and do not include all the information required for full annual financial statements. These interim Consolidated Financial Statements should be read in conjunction with the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2024.

The interim Consolidated Financial Statements for the three and nine months ended July 31, 2025, and 2024 were approved by the Audit Committee of the Board of Directors on September 2, 2025.

b) Basis of measurement:

These interim Consolidated Financial Statements have been prepared on the historical cost basis except securities (note 4), the investment in Canada Stablecorp Inc. (note 6) and derivative instruments (note 12), which are measured at fair value in the Consolidated Balance Sheets.

c) Functional and presentation currency:

These interim Consolidated Financial Statements are presented in Canadian dollars, which is the Bank’s functional currency. Functional currency is also determined for each of the Bank’s subsidiaries, and items included in the interim financial statements of the subsidiaries are measured using their functional currency.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & nine month periods ended July 31, 2025, and 2024

d) Use of estimates and judgements:

In preparing these interim Consolidated Financial Statements, management has exercised judgement and developed estimates in applying accounting policies and generating reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting periods. Areas where judgement was applied include assessing significant changes in credit risk on credit assets and in the selection of relevant forward-looking information in assessing the Bank’s allowance for expected credit losses on its credit assets as described in note 5 – Credit assets. Estimates are applied in the determination of the allowance for expected credit losses on credit assets, the fair value of stock options granted as described in note 9, the fair value of derivatives, the fair value of the investment in Canada Stablecorp Inc. as described in note 6, the impairment test applied to intangible assets and goodwill, the measurement of deferred income taxes and the revaluation of property and equipment . It is reasonably possible, based on existing knowledge, that actual results may vary from those expected in the development of these estimates. This could result in material adjustments to the carrying amounts of assets and/or liabilities affected in the future.

Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are applied prospectively once they are known.

3.	Material Accounting Policy Information and future accounting changes:

The accounting policies applied by the Bank in these interim Consolidated Financial Statements are the same as those applied by the Bank as at and for the year ended October 31, 2024, and are detailed in note 3 of the Bank’s 2024 audited Consolidated Financial Statements.

4.	Securities:

As at July 31, 2025, the Bank held securities totaling $160.1 million ( October 31, 2024 - $299.3 million), including accrued interest, comprised of US Treasury Bills with a carrying value of $153.7 million, Government of Canada Treasury Bill with a carrying value of $2.2 million and other securities with a carrying value of $4.3 million.

5.	Credit assets, net of allowance for credit losses:

VersaBank organizes its Credit Asset portfolios into the following two broad asset categories: Receivable Purchase Program (previously referred to as “Receivable Purchase Program/Point-of-Sale Loans & Leases” or “Point-of-Sale Loans & Leases”) and Multi-Family Residential Loans and Other (the amalgamation of what was previously referred to as “Commercial Real Estate Mortgages”, “Commercial Real Estate Loans”, and “Public Sector and Other Financing”). These categories have been established in VersaBank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Receivable Purchase Program (“RPP”) category is composed of investments in the expected cash flow streams derived primarily from consumer and small business loans and leases that are originated and owned throughout their lifetime by VersaBank’s RPP partners.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & nine month periods ended July 31, 2025, and 2024

The Multi-Family Residential Loans and Other (“MROL”) category is composed of two sub-segments:  Multi-Family Residential Loans, which consists of CMHC-insured (zero-risk weighted) loans and uninsured loans to real estate developers to finance the construction phase of development of multi-family, student residence, condominium and retirement home properties, as well as term and bridge loans to real estate developers secured by completed aforementioned properties and units.  It also includes the public sector and infrastructure loans and leases. The majority of these loans are business-to-business loans with the underlying credit risk exposure being primarily residential in nature given that the vast majority of the loans are related to properties that are designated primarily for residential use. The portfolio benefits from diversity in its underlying security in the form of a broad range of such collateral properties.

Summary of credit assets, net of allowance for credit losses:

(thousands of Canadian dollars)
	July 31	October 31	July 31
	2025	2024	2024

Receivable purchase program	$3,720,442	$3,307,328	$3,228,354
Multi-family residential loans and other	1,041,076	910,314	801,791
	4,761,518	4,217,642	4,030,145

Allowance for credit losses	(6,037)	(3,303)	(2,401)
Accrued interest	22,835	21,777	21,705

Total credit assets, net of allowance for credit losses	$4,778,316	$4,236,116	$4,049,449

The following table provides a summary of credit asset amounts, ECL allowance amounts, and expected loss (“EL”) rates by lending asset category:

	As at July 31, 2025				As at October 31, 2024
(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Receivable purchase program	$3,696,120	$16,816	$7,506	$3,720,442	$3,294,675	$12,653	$-	$3,307,328
ECL allowance	2,696	82	1,203	3,981	783	-	-	783
EL %	0.07%	0.48%	16.02%	0.11%	0.02%	0.00%	0.00%	0.02%
Multi-family residential loans and other	$861,304	$148,398	$31,374	$1,041,076	$737,125	$173,121	$68	$910,314
ECL allowance	1,738	317	1	2,056	2,213	306	1	2,520
EL %	0.20%	0.21%	0.00%	0.20%	0.30%	0.18%	1.47%	0.28%
Total credit assets	$4,557,424	$165,214	$38,880	$4,761,518	$4,031,800	$185,774	$68	$4,217,642
Total ECL allowance	4,434	399	1,204	6,037	2,996	306	1	3,303
Total EL %	0.10%	0.24%	3.10%	0.13%	0.07%	0.16%	1.47%	0.08%

The Bank’s maximum exposure to credit risk is the carrying value of its financial assets. The Bank holds security against the majority of its credit assets in the form of mortgage interests over property, other registered securities over assets, guarantees and/or cash reserves (holdbacks) related to receivables purchased included in the RPP Financing portfolio (see note 8).

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & nine month periods ended July 31, 2025, and 2024

Allowance for credit losses

The Bank must maintain an allowance for expected credit losses that are adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. The expected credit loss methodology requires recognition of credit losses based on 12 months of expected losses for performing credit assets which is reflected in the Bank’s Stage 1 grouping. The Bank recognizes lifetime expected losses on credit assets that have experienced a significant increase in credit risk since its origination, which is reflected in the Bank’s Stage 2 grouping. Impaired credit assets require recognition of lifetime losses and are reflected in Stage 3 grouping.

Forward-looking Information

The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing probability of default and loss given default term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the bank’s assets, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

The key assumptions driving the quarterly outlook for 2025 include global tariff policies, while stabilizing, still carry uncertainty regarding their size, scope, and timing. Tariffs may pose challenges to both the Canadian and U.S. economies, potentially leading to reduced economic activity. A decline in export demand could dampen investment and hiring, thereby slowing consumption growth. Although the economy is expected to avoid a recession, annual GDP growth will likely decelerate by the end of 2025. As economic momentum slows, we anticipate some rate cuts by the Bank of Canada and the U.S. Federal Reserve. The unemployment rate forecast has been revised upward in response to a more subdued growth outlook. Additionally, upcoming changes to Canadian immigration policy are expected to reduce labor force growth in 2025, which could further influence the unemployment rate. While tariffs may contribute to future inflationary pressures, these effects could be overshadowed by broader recession concerns.

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at July 31, 2025 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & nine month periods ended July 31, 2025, and 2024

Expected credit loss sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at July 31, 2025:

(thousands of Canadian dollars)
	Reported	100%		100%		100%
	ECL	Upside		Baseline		Downside

Allowance for expected credit losses	$6,037	$5,470		$5,927		$6,770
Provision (recovery) from reported ECL		(567)		(110)		733
Variance from reported ECL (%)		(9%	)	(2%	)	12%

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & nine month periods ended July 31, 2025, and 2024

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the three months ended July 31, 2025:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Receivable purchase program
Balance at beginning of period	$2,360	$611	$29	$3,000
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	336	(529)	1,174	981
Credit asset originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	336	(529)	1,174	981
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$2,696	$82	$1,203	$3,981

Multi-family residential loans and other
Balance at beginning of period	$1,400	$557	$1	$1,958
Transfer in (out) to Stage 1	(236)	236	-	-
Transfer in (out) to Stage 2	234	(234)	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	15	435	-	450
Credit asset originations	501	-	-	501
Derecognitions and maturities	(77)	(675)	-	(752)
Provision for (recovery of) credit losses	438	(238)	-	200
Write-offs	(102)	-	-	(102)
Recoveries	-	-	-	-
FX Impact	4	(3)	-	1
Balance at end of period	$1,738	$317	$1	$2,056

Total balance at end of period	$4,434	$399	$1,204	$6,037

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & nine month periods ended July 31, 2025, and 2024

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the three months ended July 31, 2024:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Receivable purchase program
Balance at beginning of period	$207	$-	$-	$207
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	358	-	-	358
Credit asset originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	358	-	-	358
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$565	$-	$-	$565

Multi-family residential loans and other
Balance at beginning of period	$1,886	$309	$-	$2,195
Transfer in (out) to Stage 1	74	(74)	-	-
Transfer in (out) to Stage 2	(241)	241	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(189)	(58)	-	(247)
Credit asset originations	7	-	-	7
Derecognitions and maturities	(100)	(19)	-	(119)
Provision for (recovery of) credit losses	(449)	90	-	(359)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
FX Impact	-	-	-	-
Balance at end of period	$1,437	$399	$-	$1,836

Total balance at end of period	$2,002	$399	$-	$2,401

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & nine month periods ended July 31, 2025, and 2024

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the nine months ended July 31, 2025:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Receivable purchase program
Balance at beginning of period	$783	$-	$-	$783
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	1,913	82	1,203	3,198
Credit asset originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	1,913	82	1,203	3,198
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$2,696	$82	$1,203	$3,981

Multi-family residential loans and other
Balance at beginning of period	$2,213	$306	$1	$2,520
Transfer in (out) to Stage 1	(633)	633	-	-
Transfer in (out) to Stage 2	380	(380)	-	-
Transfer in (out) to Stage 3	-	(43)	43	-
Net remeasurement of loss allowance	(322)	530	(43)	165
Credit asset originations	541	(29)	-	512
Derecognitions and maturities	(91)	(691)	-	(782)
Provision for (recovery of) credit losses	(124)	20	-	(104)
Write-offs	(361)	-	-	(361)
Recoveries	-	-	-	-
FX Impact	12	(10)	-	2
Balance at end of period	$1,738	$317	$1	$2,056

Total balance at end of period	$4,434	$399	$1,204	$6,037

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & nine month periods ended July 31, 2025, and 2024

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the nine months ended July 31, 2024:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Receivable purchase program
Balance at beginning of period	$100	$-	$-	$100
Transfer in (out) to Stage 1	56	(56)	-	-
Transfer in (out) to Stage 2	(124)	124	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	533	(68)	-	465
Credit asset originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	465	-	-	465
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$565	$-	$-	$565

Multi-family residential loans and other
Balance at beginning of period	$1,845	$568	$-	$2,413
Transfer in (out) to Stage 1	324	(324)	-	-
Transfer in (out) to Stage 2	(403)	403	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(240)	(186)	-	(426)
Credit asset originations	108	-	-	108
Derecognitions and maturities	(197)	(62)	-	(259)
Provision for (recovery of) credit losses	(408)	(169)	-	(577)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
FX Impact	-	-	-	-
Balance at end of period	$1,437	$399	$-	$1,836

Total balance at end of period	$2,002	$399	$-	$2,401

Credit quality:

The Bank assigns a risk rating to each credit asset comprising its credit asset portfolio. A risk rating is assigned as a function of each new credit application, annual review or an amendment to a facility. The risk rating considers the credit risk attributes of the credit asset, structure, individual borrower circumstances as well as local, regional and global macroeconomic and market conditions. The Bank aggregates its risk rating assignments into the following three broad categories:

i)         Satisfactory – The borrower and credit asset valuation are of acceptable credit quality.

ii)        Watchlist – The borrower or the credit asset valuation exhibits potential credit weakness or a downward trend which, if not mitigated, will potentially weaken the Bank’s position. The credit asset requires close supervision.

iii)        Classified – The collection of the structural payment and/or the full repayment of the credit asset is uncertain.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & nine month periods ended July 31, 2025, and 2024

As of July 31, 2025, 98% ( October 31, 2024 – 96%) of the Bank’s credit assets were categorized Satisfactory. There was no material change in the Bank’s processes for managing credit risk during the current quarter.

6.	Other assets:

(thousands of Canadian dollars)
	July 31	October 31	July 31
	2025	2024	2024

Accounts receivable	$10,532	$10,718	$5,710
Prepaid expenses and other	15,775	14,399	21,517
Right-of-use assets	2,596	2,734	2,909
Deferred income tax asset	1,626	750	2,251
Derivative instruments (note 12)	-	20	150
Investment (note 6a)	953	953	953

	$31,482	$29,574	$33,490

a)

In February 2021, the Bank acquired an 11% investment in Canada Stablecorp Inc. for cash consideration of $953,000. The Bank has made an irrevocable election to designate this investment at fair value through other comprehensive income at initial recognition and any future changes in the fair value of the investment will be recognized in other comprehensive income (loss). Amounts recorded in other comprehensive income (loss) will not be reclassified to profit and loss at a later date.

7.	Subordinated notes payable:

(thousands of Canadian dollars)
	July 31	October 31	July 31
	2025	2024	2024

Issued April 2021, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of US $75.0 million, fixed effective interest rate of 5.38%, maturing May 2031. The fixed rate applies only until May 1, 2026, at which point the obligation switches to floating rate and the notes are redeemable by the Bank, subject to regulatory approval.	$102,148	$102,503	$101,641

	$102,148	$102,503	$101,641

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & nine month periods ended July 31, 2025, and 2024

8.	Other liabilities:

(thousands of Canadian dollars)
	July 31	October 31	July 31
	2025	2024	2024

Accounts payable and other	$11,057	$10,752	$9,252
Current income tax liability	-	893	3,109
Deferred income tax liability	73	141	332
Derivative instruments (note 12)	423	-	-
Lease obligations	2,866	3,035	3,230
Cash collateral and amounts held in escrow	5,566	6,076	6,421
Cash reserves on receivable purchase program receivables	199,804	171,208	162,281

	$219,789	$192,105	$184,625

9.	Share capital:

a) Common shares:

At July 31, 2025, there were 32,167,644 ( October 31, 2024 - 26,002,577) common shares outstanding.

On December 18, 2024, the Bank completed a treasury offering of 5,660,378 common shares at a price of USD $13.25 per share, the equivalent of CAD $18.95 per share, for gross proceeds of USD $75.0 million. On December 24, 2024, the underwriters of the aforementioned offering exercised their full over-allotment option to purchase an additional 849,056 shares (15% of the 5,660,378 common shares issued via the base offering referenced above) at a price of USD $13.25 per share, or CAD $19.07 per share, for gross proceeds of USD $11.2 million. Total net cash proceeds from the common share offering were CAD $116.0 million. The Bank’s share capital increased by CAD $114.2 million corresponding to the Common Share Offering and less tax effected issue costs in the amount of CAD $1.8 million.

On April 28, 2025, the Bank received approval from the Toronto Stock Exchange ("TSX") to proceed with a Normal Course Issuer Bid ("NCIB") for its common shares. Pursuant to the NCIB, VersaBank may purchase for cancellation up to 2,000,000 of its common shares representing approximately 8.99% of its public float. As of April 21, 2025, the public float comprised 22,237,283 common shares and there were 32,518,786 issued and outstanding Common Shares in total. The average daily trading volume ("ADTV") of VersaBank's Common Shares on the TSX for the six months of October 1, 2024 – March 31, 2025 (the "Preceding Six Month Period") was 37,761 shares. Daily purchases under the NCIB will be limited to 25% of the ADTV, which is 9,440 common shares, other than block purchase exceptions. During the Preceding Six-Month Period, 20,321,293 VersaBank common shares were traded on all exchanges. Of that total, 4,720,219 shares were traded on the TSX, and the remaining 15,601,074 shares were traded on other exchanges including the Nasdaq.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & nine month periods ended July 31, 2025, and 2024

The ability to make purchases commenced on April 30, 2025, and will terminate on April 29, 2026, or such an earlier date as VersaBank may complete its purchases pursuant to the NCIB. The purchases will be made by VersaBank through the facilities of the TSX and the Nasdaq and in accordance with the rules of the TSX or the Nasdaq, as applicable, and the prices that VersaBank will pay for any Common Shares will be the market price of such shares at the time of acquisition. VersaBank will make no purchases of Common Shares other than open market purchases. All shares purchased under the NCIB will be cancelled.

For the quarter ended July 31, 2025, the Bank purchased and cancelled 351,142 common shares for $5.4 million, reducing the Bank’s Common Share capital value by $3.8 million and retained earnings by $1.7 million.

For the nine month period ended July 31, 2025, the Bank purchased and cancelled 351,142 common shares for $5.4 million, reducing the Bank’s Common Share capital value by $3.8 million and retained earnings by $1.7 million.

b) Preferred shares:

On October 31, 2024, the Bank redeemed all of its 1,461,460 outstanding Non-Cumulative Series 1 preferred shares (NVCC) using cash on hand. The amount paid on redemption for each share was $10.00, and in aggregate $14.6 million. Transaction costs, incurred at issuance in the amount of $965,000, were applied against retained earnings.

c) Stock options

Stock option transactions during the three and nine month periods ended July 31, 2025, and 2024:

	for the three months ended				for the nine months ended
	July 31, 2025		July 31, 2024		July 31, 2025		July 31, 2024

		Weighted		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average	Number of	average
	options	exercise price	options	exercise price	options	exercise price	options	exercise price

Outstanding, beginning of period	801,354	$15.90	861,793	$15.90	819,125	$15.90	874,393	$15.90
Granted	-	-	-	-	-	-	-	-
Exercised	-	-	-	-	(6,775)	15.90	-	-
Forfeited/cancelled	(29,415)	15.90	(2,325)	15.90	(40,411)	15.90	(14,925)	15.90
Expired	-	-	-	-	-	-	-	-

Outstanding, end of period	771,939	$15.90	859,468	$15.90	771,939	$15.90	859,468	$15.90

For the three and nine month periods ended July 31, 2025, the Bank recognized $nil ( July 31, 2024 - $72,000) and $75,000 ( July 31, 2024 - $276,000) in compensation expense related to the estimated fair value of options granted.

10.	Income tax provision:

Income tax provision for the three and nine month periods ended July 31, 2025 was $2.2 million ( July 31, 2024 - $3.8 million) and $8.3 million ( July 31, 2024 - $12.5 million). The Bank’s combined statutory federal and provincial income tax rate in Canada is approximately 27% (2024 - 27%). The Bank’s effective rate reflects the statutory rate adjusted for certain items not being taxable or deductible for income tax purposes.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & nine month periods ended July 31, 2025, and 2024

11.	Income per common share:

(thousands of Canadian dollars, except shares outstanding and per share amounts)
	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
	2025	2024	2025	2024

Net income	$6,582	$9,705	$23,254	$34,232
Less: dividends on preferred shares	-	(247)	-	(791)
	6,582	9,458	23,254	33,441

Weighted average number of common shares outstanding	32,368,728	25,964,424	31,302,938	25,964,424

Income per common share:	$0.20	$0.36	$0.74	$1.29

12.	Derivative instruments:

At July 31, 2025, the Bank had an outstanding interest rate swap, applied through a designated hedge which was established for asset liability management purposes to exchange between fixed and floating interest rates with a notional amount totaling $20.6 million ( October 31, 2024 - $22.0 million), of which $20.6 million ( October 31, 2024 - $22.0 million) qualified for hedge accounting. The Bank enters into interest rate swap contracts for its own account exclusively and does not act as an intermediary in this market. As required under the accounting standard relating to hedges, at July 31, 2025, a $33,000 ( October 31, 2024 - $19,000) liability relating to this contract was included in other liabilities and the offsetting amount included in the carrying values of the assets to which they relate. Approved counterparties are limited to major Canadian chartered banks. The carrying amount of the hedged item recognized in the credit assets was $21.0 million.

As of July 31, 2025, the Bank utilizes a foreign exchange forward contract through a designated hedge to mitigate the foreign exchange risk on its net investment in VersaBank USA. This hedging strategy is aimed at minimizing foreign exchange risk related to fluctuations between VersaBank’s functional currency, CAD, and the foreign currency of its net investment, USD. Changes in the fair value of these derivatives, attributable to the effective portion of the hedge, are recognized in other comprehensive income, while the ineffective portion, if any, is recorded in profit or loss. As of July 31, 2025, the outstanding foreign exchange forward contract had a notional value of USD $98.3 million and a fair value of $346,000 (liability), hedging a portion of the USD $139.5 million net investment in VersaBank USA. Since there was no hedge ineffectiveness, there was no impact on profit or loss from this hedge. The hedge was assessed as highly effective, supporting the Bank’s risk management strategy to stabilize the financial impact of foreign exchange movements.

As of July 31, 2025, a designated hedge exists for the remaining USD $41.2 million of the USD $139.5 million net investment in VersaBank USA. This is achieved through the allocation of part of a USD $75.0 million subordinated debt raised by the Bank in April 2021. Both the loan (liability) and the investment (asset) move in equal and opposite directions, with the liability serving as a hedge against rate fluctuations that may affect the valuation of the net investment.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & nine month periods ended July 31, 2025, and 2024

As of July 31, 2025, the Bank utilized a foreign exchange forward contract to mitigate foreign exchange risk associated with the intercompany loan denominated in USD, resulting from intercompany transfer of assets, which aims to minimize foreign exchange risk related to fluctuations between the Bank’s functional currency, CAD, and the foreign currency denominated loan.  As of July 31, 2025, the outstanding foreign exchange forward contract relating to this intercompany loan had a notional value of USD $12.1 million and a fair value of $43,000 (liability).

13.	Commitments and contingencies:

The amount of credit-related commitments represents the maximum amount of additional credit that the Bank could be obligated to extend.

(thousands of Canadian dollars)
	July 31	October 31	July 31
	2025	2024	2024

Credit asset commitments	$591,162	$635,433	$367,494
Letters of credit	47,651	65,671	66,167

	$638,813	$701,104	$433,661

14.	Related party transactions:

The Bank’s related parties include members of the Board of Directors and Senior Executive Officers represented as key management personnel and significant minority shareholders. At July 31, 2025, amounts due from these related parties totaled $1.5 million ( October 31, 2024 - $1.5 million) and an amount due from a corporation controlled by key management personnel totaled $5.3 million ( October 31, 2024 - $7.1 million). The interest rates charged on loans and advances to related parties are based on mutually agreed-upon terms. Interest income earned on the above loans for the three and nine months ended July 31, 2025, was $41,000 ( July 31, 2024 - $41,000) and $120,000 ( July 31, 2024 - $121,000). As at July 31, 2025, there were no provisions for credit losses associated with loans issued to key management personnel ( October 31, 2024 - $nil), and all loans issued to key management personnel were current.

15.	Capital management:

a) Overview:

The Bank’s policy is to maintain a strong capital base so as to retain investor, creditor, market and regulator confidence as well as to support the future growth and development of the business. The impact of the level of capital held on shareholders’ return is an important consideration, and the Bank recognizes the need to maintain a balance between the higher returns that may be possible with greater leverage and the advantages and security that may be afforded by a more robust capital position.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & nine month periods ended July 31, 2025, and 2024

Capital is managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and that take into account, amongst other items, forecasted capital requirements, current and anticipated financial market conditions and any capital ratio targets that are communicated to the Bank by Office of the Superintendent of Financial Institutions (“OSFI”). Capital is managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and that take into account, amongst other items, forecasted capital requirements and current and anticipated financial market conditions.

The goal is to maintain adequate regulatory capital for the Bank to be considered well capitalized, protect deposits and provide capacity to support organic growth as well as to capitalize on strategic opportunities that do not otherwise require access to the public capital markets, all the while providing a satisfactory return to shareholders. The Bank’s regulatory capital is comprised of share capital, retained earnings and unrealized gains and losses on fair value through other comprehensive income securities (Common Equity Tier 1 capital), preferred shares redeemed in 2024 (Additional Tier 1 capital) and subordinated notes (Tier 2 capital).

The Bank monitors its capital adequacy and related capital ratios on a daily basis and has stipulated policies, which are approved by the Board of Directors, setting internal targets and thresholds for its capital ratios. These capital ratios consist of the leverage ratio and the risk-based capital ratios.

The Bank makes use of the Standardized Approach for credit risk as prescribed by the OSFI and, therefore, may include eligible ECL allowance amounts in its Tier 2 capital, up to a maximum of 1.25% of its credit risk-weighted assets calculated under the Standardized Approach.

During the period ended July 31, 2025, there were no material changes in the Bank’s management of capital.

b)	Risk-based capital ratios:

The Basel Committee on Banking Supervision has published the Basel III rules on capital adequacy and liquidity (“Basel III”). OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for the purpose of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 capital ratio (“CET1”), an 8.5% Tier 1 capital ratio and a 10.5% Total capital ratio, all of which include a 2.5% capital conservation buffer.

OSFI also requires banks to measure capital adequacy in accordance with guidelines for determining risk- adjusted capital and risk-weighted assets, including off-balance sheet credit instruments as specified in the Basel III regulations. Based on the deemed credit risk for each type of asset, both on and off-balance sheet assets of the Bank are assigned a weighting ranging from 0% to 400% to determine the Bank’s risk- weighted equivalent assets and its risk-based capital ratios.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & nine month periods ended July 31, 2025, and 2024

The Bank’s risk-based capital ratios are calculated as follows:

(thousands of Canadian dollars)
	July 31	October 31
	2025	2024

Common Equity Tier 1 (CET1) capital
Directly issued qualifying common share capital	$326,040	$215,610
Contributed surplus	2,540	2,485
Retained earnings	200,409	181,238
Accumulated other comprehensive income (loss)	(847)	(130)
CET1 before regulatory adjustments	528,142	399,203
Regulatory adjustments applied to CET1	(20,930)	(25,700)
Common Equity Tier 1 capital	$507,212	$373,503

Additional Tier 1 capital
Directly issued qualifying Additional Tier 1 instruments	$-	$-
Total Tier 1 capital	$507,212	$373,503

Tier 2 capital
Directly issued Tier 2 capital instruments	$103,830	$104,370
Tier 2 capital before regulatory adjustments	103,830	104,370
Eligible stage 1 and stage 2 allowance	6,037	3,303
Total Tier 2 capital	$109,867	$107,673
Total regulatory capital	$617,079	$481,176
Total risk-weighted assets	$3,740,088	$3,323,595
Capital ratios
CET1 capital ratio	13.56%	11.24%
Tier 1 capital ratio	13.56%	11.24%
Total capital ratio	16.50%	14.48%

As at July 31, 2025, and October 31, 2024, the Bank maintained capital levels above all of the minimum Basel III regulatory capital requirements prescribed by OSFI.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & nine month periods ended July 31, 2025, and 2024

c)	Leverage ratio:

The leverage ratio, which is prescribed under the Basel III Accord, is a supplementary measure to the risk-based capital requirements and is defined as the ratio of Tier 1 capital to the Bank’s total exposures. The Basel III minimum leverage ratio is 3.0%. The Bank’s leverage ratio is calculated as follows:

(thousands of Canadian dollars)
	July 31	October 31
	2025	2024

On-balance sheet assets	$5,477,489	$4,838,484
Assets amounts adjusted in determining the Basel III
Tier 1 capital	(20,930)	(25,700)
Total on-balance sheet exposures	5,456,559	4,812,784

Replacement cost associated with all derivative transactions	$-	$-
Add-on amounts for PFE associated with all derivative transactions	2,617	-
Total derivative exposures	2,617	249,345

Total off-balance sheet exposure at gross notional amount	$638,813	$701,104
Adjustments for conversion to credit equivalent amount	(399,282)	(451,759)
Total off-balance sheet exposures	239,531	249,345

Tier 1 capital	507,212	373,503
Total exposures	5,698,707	5,062,129

Leverage ratio	8.90%	7.38%

As at July 31, 2025, and October 31, 2024, the Bank was in compliance with the leverage ratio prescribed by OSFI.

16.	Interest rate risk position:

The Bank is subject to interest rate risk, which is the risk that a movement in interest rates could negatively impact net interest margin, net interest income and the economic value of assets, liabilities and shareholders’ equity. The following table provides the duration difference between the Bank’s assets and liabilities and the potential after-tax impact of a 100 basis point shift in interest rates on the Bank’s earnings during a 12 month period.

(thousands of Canadian dollars)
	July 31, 2025		October 31, 2024
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$6,244	$(6,481)	$5,223	$(5,430)

Duration difference between assets and liabilities (months)	(1.7)		(1.6)

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & nine month periods ended July 31, 2025, and 2024

17.	Fair value of financial instruments:

Fair values are based on management’s best estimates of market conditions and valuation policies at a certain point in time. The estimates are subjective and involve particular assumptions and judgement and, as such, may not be reflective of future fair values. The Bank’s credit assets and deposits lack an available market as they are not typically exchanged and, therefore, the book value of these instruments is not necessarily representative of amounts realizable upon immediate settlement. See note 21 of October 31, 2024, audited Consolidated Financial Statements for more information on fair values.

(thousands of Canadian dollars)
	July 31, 2025					October 31, 2024

	Carrying Value	Fair value Level 1	Fair Value Level 2	Fair Value Level 3	Total Fair Value	Carrying Value	Fair value Level 1	Fair Value Level 2	Fair Value Level 3	Total Fair Value

Assets
Cash
Amortized cost	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	460,312	460,312	-	-	460,312	225,254	225,254	-	-	225,254
Securities
Amortized cost	-	-	-	-	-	-	-	-	-	-
FVOCI	160,136	160,136	-	-	160,136	299,300	299,300	-	-	299,300
FVTPL	-	-	-	-	-	-	-	-	-	-
Credit assets
Amortized cost	4,778,316	-	-	4,774,117	4,774,117	4,236,116	-	-	4,190,523	4,190,523
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	-	-	-	-	-
Derivative instruments
Amortized cost	-	-	-	-	-	-	-	-	-	-
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	20	-	20	-	20
Other financial assets
Amortized cost	-	-	-	-	-	-	-	-	-	-
FVOCI	953	-	-	953	953	953	-	-	953	953
FVTPL	-	-	-	-	-	-	-	-	-	-

Liabilities
Deposits
Amortized cost	$4,627,410	$-	$-	$4,650,320	$4,650,320	$4,144,673	$-	$-	$4,182,338	$4,182,338
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	-	-	-	-	-
Subordinated notes payable
Amortized cost	102,148	-	98,639	-	98,639	102,503	-	99,152	-	99,152
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	-	-	-	-	-
Derivative instruments
Amortized cost	-	-	-	-	-	-	-	-	-	-
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	423	-	423	-	423	-	-	-	-	-
Other financial liabilities
Amortized cost	219,293	-	-	219,293	219,293	191,071	-	-	191,071	191,071
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	-	-	-	-	-

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & nine month periods ended July 31, 2025, and 2024

18.	Operating segmentation:

Effective as of the transfer of Digital Deposit Receipt (“DDR”) technology to an existing, wholly owned subsidiary (DBG Inc.) of DRT Cyber Inc., which was subsequently renamed Digital Meteor, Inc., the Bank has established four reportable operating segments: Digital Banking Canada, Digital Banking USA, DRTC, and Digital Meteor, Inc. These four operating segments represent strategic business operations that provide distinct products and services to different markets. They are separately managed due to the differences in the nature of each business. The following summarizes the operations of each of the reportable segments:

Digital Banking Canada - The Bank employs a business-to-business model using its proprietary financial technology to address underserved segments in the Canadian banking market. VersaBank obtains its deposits and provides the majority of its credit assets electronically via innovative deposit and lending solutions for financial intermediaries.

Digital Banking USA - The Bank intends to adopt a business-to-business model, leveraging its proprietary financial technology to address underserved segments of the US banking market. VersaBank USA plans to acquire deposits and deliver the majority of its credit assets electronically through innovative deposit and lending solutions tailored for financial intermediaries.

DRTC (cybersecurity services and banking and financial technology development) - Leveraging its internally developed IT security software and capabilities, VersaBank established a wholly owned subsidiary, DRTC, to pursue significant large-market opportunities in cybersecurity and to develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.

Digital Meteor, Inc. -Through its wholly owned subsidiary, Digital Meteor, Inc. (“Digital Meteor”), VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets by the banking and financial community, including the Bank’s revolutionary Digital Deposit Receipts (“DDR”s).

The basis for the determination of the reportable segments is a function primarily of the systematic, consistent process employed by the Bank’s chief operating decision maker, the President, and the Chief Financial Officer in reviewing and interpreting the operations and performance of each segment. The accounting policies applied to these segments are consistent with those employed in the preparation of the Bank’s Consolidated Financial Statements, as disclosed in note 3 of the Bank’s 2024 audited Consolidated Financial Statements.

Performance is measured based on segment net income, as included in the Bank’s internal management reporting. Management has determined that this measure is the most relevant in evaluating segment results and in the allocation of resources.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & nine month periods ended July 31, 2025, and 2024

The following table sets out the results of each reportable operating segment as at and for the three and nine months ended July 31, 2025, and 2024:

(thousands of Canadian dollars)
for the three months ended	July 31, 2025						July 31, 2024
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments		Canada			Adjustments
Net interest income	$26,656	$3,123	$-	$-	$-	$29,779	$24,944	$-	$-	$-	$24,944
Non-interest income	(37)	(7)	622	1,569	(343)	1,804	175	816	1,403	(342)	2,052
Total revenue	26,619	3,116	622	1,569	(343)	31,583	25,119	816	1,403	(342)	26,996

Provision for (recovery of) credit losses	1,201	(20)	-	-	-	1,181	(1)	-	-	-	(1)
	25,418	3,136	622	1,569	(343)	30,402	25,120	816	1,403	(342)	26,997

Non-interest expenses:
Salaries and benefits	7,214	1,174	214	1,497	-	10,099	5,945	291	1,271	-	7,507
General and administrative	8,636	1,163	47	214	(343)	9,717	4,729	135	311	(342)	4,833
Premises and equipment	898	186	373	376	-	1,833	824	70	300	-	1,194
	16,748	2,523	634	2,087	(343)	21,649	11,498	496	1,882	(342)	13,534

Income (loss) before income taxes	8,670	613	(12)	(518)	-	8,753	13,622	320	(479)	-	13,463

Income tax provision	2,150	176	(35)	(120)	-	2,171	3,811	17	(70)	-	3,758

Net income (loss)	$6,520	$437	$23	$(398)	$-	$6,582	$9,811	$303	$(409)	$-	$9,705

Total assets	$5,124,771	$348,389	$11,543	$25,015	$(32,229)	$5,477,489	$4,507,158	$3,181	$25,152	$(19,055)	$4,516,436

Total liabilities	$4,790,738	$155,228	$9,491	$19,410	$(25,520)	$4,949,347	$4,102,239	$1,215	$28,256	$(24,259)	$4,107,451

(thousands of Canadian dollars)
for the nine months ended	July 31, 2025						July 31, 2024
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments		Canada			Adjustments
Net interest income	$75,866	$7,669	$-	$-	$-	$83,535	$77,754	$-	$-	$-	$77,754
Non-interest income	210	(24)	1,533	5,347	(1,052)	6,014	557	898	6,157	(1,018)	6,594
Total revenue	76,076	7,645	1,533	5,347	(1,052)	89,549	78,311	898	6,157	(1,018)	84,348

Provision for (recovery of) credit losses	3,188	(94)	-	-	-	3,094	(112)	-	-	-	(112)
	72,888	7,739	1,533	5,347	(1,052)	86,455	78,423	898	6,157	(1,018)	84,460

Non-interest expenses:
Salaries and benefits	18,339	3,802	684	5,043	-	27,868	17,040	392	4,022	-	21,454
General and administrative	18,619	2,560	434	1,365	(1,052)	21,926	12,450	207	1,084	(1,018)	12,723
Premises and equipment	2,748	399	544	1,379	-	5,070	2,437	93	1,036	-	3,566
	39,706	6,761	1,662	7,787	(1,052)	54,864	31,927	692	6,142	(1,018)	37,743

Income (loss) before income taxes	33,182	978	(129)	(2,440)	-	31,591	46,496	206	15	-	46,717

Income tax provision	8,698	305	(33)	(633)	-	8,337	12,431	50	4	-	12,485

Net income (loss)	$24,484	$673	$(96)	$(1,807)	$-	$23,254	$34,065	$156	$11	$-	$34,232

Total assets	$5,124,771	$348,389	$11,543	$25,015	$(32,229)	$5,477,489	$4,507,158	$3,181	$25,152	$(19,055)	$4,516,436

Total liabilities	$4,790,738	$155,228	$9,491	$19,410	$(25,520)	$4,949,347	$4,102,239	$1,215	$28,256	$(24,259)	$4,107,451

Prior to the year ended October 31, 2024, substantially all Digital Banking’s operations were based in Canada.

19.	Comparative balances:

Certain comparative balances have been reclassified to conform with the financial statement presentation adopted in the current period.